Exhibit 99.1

For immediate release

IMI EXPANDS SKIN STEROL RESEARCH WITH STUDY EXAMINING NEW CARDIOVASCULAR DISEASE MARKERS

Toronto, Ontario (January 5, 2005) --- Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) announced today it will initiate a new clinical trial to evaluate the relationship between skin sterol values and a variety of new and established coronary artery disease (CAD) markers, including ankle/brachial blood pressure index (ABI) and vascular compliance, in high-risk patients.

World-leading cardiologists, Drs. John Mancini, Sammy Chan and Jiri Frohlich, of the University of British Columbia, in Vancouver, are co-principal investigators of the study.

"This trial, with the range of markers it includes, will provide important new data on skin sterol testing," said Dr. Brent Norton, President and CEO of IMI. "We already know skin sterol correlates with the presence and extent of coronary artery disease. This study could expand the scientific foundation of our skin sterol technology, and show how it and other markers change in response to various therapies."

"This trial will provide new information about the relationship between skin sterol and emerging new markers, such as myeloperoxidase, and may point to other applications for IMI’s technology," said Dr. Mancini. "We may find that using skin sterol in combination with one of these other markers is even more accurate than current approaches for identifying individuals at risk of cardiovascular disease. If it proves to be effective at measuring response to various therapies, it could play a key role in the ongoing management of patients’ cardiac health."

About the Study
The study will be performed at Providence Hospital, in Vancouver, British Columbia, which is affiliated with the University of British Columbia (UBC). The trial will be conducted in collaboration with AtCor Medical Pty. Ltd, an Australia-based company that specializes in cardiovascular diagnostic products, and the university.

One hundred patients at high risk for cardiovascular disease not currently taking cholesterol-lowering medication will be examined using PREVU* Point of Care Skin Sterol Test, a non-invasive cardiovascular disease risk assessment test, as well as the lab-processed format of the technology, PREVU* Skin Sterol Test (LT). Another marker included in the trial is AtCor’s SphygmoCor Px Aortic BP Profile System, a tool that derives the calibrated blood pressure waveform from radial artery blood pressure, which is also measured non-invasively. Markers of inflammation, markers produced by fat cells, and specialized lipid tests, among others, will also be included in the study. Those patients who have received various therapies after baseline testing will be examined again in six months.

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or cholesterol, in the skin tissue. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of CAD. PREVU* POC has been approved for sale in Canada, the U.S. and Europe (as Cholesterol 1,2,3™).

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com